

Mail Stop 3561

May 8, 2018

Harold Montgomery
Chief Executive Officer
MoneyOnMobile, Inc.
500 North Akard Street Suite 2850
Dallas, TX 75201

>   **Re: MoneyOnMobile, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 26, 2018**
>   **File No. 333-223935**

Dear Mr. Montgomery:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 17, 2018 letter.

Prospectus Cover Page

1. We note your disclosure that the maximum exercise amount of your offering is the lesser of $10.0 million or 1,750,000 shares. It appears from the balance of your disclosure, however, that you intend to include a fixed subscription price in your prospectus before making offers. In this regard, please tell us whether you intend to include a subscription price in a pre-effective amendment, and, if so, please explain why you include disclosure that the maximum exercise price will be the lesser of $10.0 million or 1,750,000 shares.

Questions and Answers about the Rights Offering

"How was the subscription price formula determined?" page 6

2. We note your disclosures that the completion of your offering is conditioned upon the approval of your listing application with the NASDAQ, and that your common stock is currently traded on the OTCQB. We also note your disclosure that your board of directors determined the subscription price by considering, among other things, the "current and historical trading prices of your common stock." Please revise your registration statement to disclose the extent to which management considered, in its determination of the subscription price, the condition that your common stock must be listed on the NASDAQ to complete the rights offering. In this regard, we note that current and historical trading prices of your common stock on the OTCQB may not be indicative of the price at which your stock may trade on the NASDAQ. Please make conforming changes to your filing, including to your Risk Factors.

Material U.S. Federal Income Tax Consequences, page 36

3. We note your response to comment 6. It appears that you are using a "short-form" tax opinion, and that the tax disclosure in your prospectus serves as your counsel's tax opinion. In this regard, please revise your prospectus to state clearly that the disclosure in the tax consequences section of your prospectus is the opinion of Sichenzia Ross Ference, Kesner LLP. For guidance, refer to Section III.B.2. of Staff Legal Bulletin No. 19, available on our website.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products